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                                                                      EXHIBIT 22



                     VERIFIED COMPLAINT FOR DECLARATORY AND
                         INJUNCTIVE RELIEF (LOUISIANA)
                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE MIDDLE DISTRICT OF LOUISIANA



UNION PACIFIC RESOURCES                           *       CIVIL ACTION
GROUP INC. and RESOURCES                          *       NO.
NEWCO, INC.                                       *
                                                  *
VERSUS                                            *       JUDGE:
                                                  *
PENNZOIL COMPANY, RICHARD                         *
IEYOUB, Attorney General of the State             *       MAGISTRATE
of Louisiana, and LARRY L. MURRAY,                *       JUDGE:
Commissioner of Financial Institutions            *
***************************************


                             VERIFIED COMPLAINT FOR
                       DECLARATORY AND INJUNCTIVE RELIEF

                 Plaintiffs, Union Pacific Resources Group Inc. ("UPR") and Resources Newco, Inc. ("Resources"), of their own knowledge as to their actions and on information and belief as to other matters, complain of Pennzoil Company ("Pennzoil"), a Delaware corporation, Richard Ieyoub, Attorney General of the State of Louisiana and Larry L. Murray, Commissioner of Financial Institutions, as follows:

                              NATURE OF THE ACTION

                 1. Plaintiff Resources, a wholly owned subsidiary of plaintiff UPR, has announced today that it is commencing a cash tender offer (the "Tender Offer") for a majority of the outstanding shares of common stock of Pennzoil, a Delaware corporation with its principal executive offices in Houston, Texas. Pennzoil shareholders whose shares are purchased in the Tender Offer will receive $84.00 per share in cash. The Tender Offer is the initial step in a two-step transaction pursuant to which UPR proposes to acquire all of the outstanding shares of Pennzoil stock. In connection with the Tender Offer, UPR will seek to negotiate a definitive
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merger agreement with Pennzoil (the "Merger") pursuant to which all remaining
Pennzoil shares will be converted into UPR shares designed to have a value of $84.00 per share.

                 2. The two-step acquisition transaction has an overall value of approximately $6.4 billion (including assumed debt). It represents a premium of approximately 56% above the average closing price for Pennzoil stock on the New York Stock Exchange over the past 12 months, and substantially exceeds the present value of the $80-$100 per share price four to five years from now projected by Pennzoil's Chief Executive Officer, James L. Pate, earlier this year.

                 3. Although the Tender Offer is fair and in the best interests of Pennzoil's shareholders, there is a strong likelihood that incumbent Pennzoil management will seek to defeat the Tender Offer through every available means in order to preserve their position and corporate perquisites. Their efforts in this respect will, in all likelihood, include invoking an unconstitutional Louisiana "anti-takeover" Control Share Statute.

                 4. Accordingly, in this action, brought pursuant to the Federal Declaratory Judgments Act, 28 U.S.C. sections 2201-2202, plaintiffs ask the Court to declare the Louisiana Foreign Corporation Control Share Statute (the "Control Share Statute"), La. R.S. sections 12:140.11-12:140.17 null and void on its face and as applied to the Tender Offer and Merger on the grounds that the Control Share Statute violates the Commerce Clause of the United States Constitution and deprives plaintiffs, under color of state law, of rights, privileges, and immunities secured to them by the Constitution and laws of the United States.

                 5. In light of the pendency of the Tender Offer, plaintiffs also ask the Court to grant preliminary and permanent injunctive relief enjoining defendants, their officers, agents, servants, employees and attorneys, and all persons in active concert or participation with them, and all other persons having actual notice thereof, from taking any action whatsoever to invoke, enforce





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or apply the Control Share Statute, or any orders, rules or regulations issued pursuant thereto, against plaintiffs or anyone acting on their behalf in connection with the Tender Offer.

                                  JURISDICTION

                 6. This action arises under Sections 14(d), 14(e) and 28 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. sections 78n(d), 78n(e) and 78bb, and the rules and regulations promulgated thereunder, 17 C.F.R. sections 240.14d-1 et seq; the Civil Rights Act of 1871, 42 U.S.C.
section 1983; and Article I, Section 8 of the United States Constitution.

                 7. Subject matter jurisdiction over this action is conferred on this Court by:

                 (a) 28 U.S.C. section 1331(a), because the matter in controversy arises under the Constitution and laws of the United States;

                 (b) 28 U.S.C. section 1343(a)(3), because this action is brought in part under 42 U.S.C. section 1983 to redress and prevent the violation of rights, privileges, and immunities secured to the plaintiffs by the Constitution and laws of the United States; and

                 (c) 28 U.S.C. section 1337(a), because the action arises under the Exchange Act, an Act of Congress regulating commerce.

                                  THE PARTIES

                 8. Plaintiff UPR is a Utah corporation with its principal executive offices in Fort Worth, Texas. UPR is engaged primarily in the exploration of and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States and Canada. UPR is the beneficial owner of more than 75,000 shares of Pennzoil common stock.





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                 9.       Plaintiff Resources is a Delaware corporation with
its executive offices located in Fort Worth, Texas. Resources is a wholly-owned subsidiary of UPR and the owner of 100 shares of Pennzoil common stock. Resources was organized for purposes of the Tender Offer and Merger.

                 10. Defendant Pennzoil is a Delaware corporation with its principal executive offices in Houston, Texas. Pennzoil is engaged primarily in oil and gas exploration and production; in processing, refining and marketing of oil, motor oil and refined products; and in the fast automotive oil change operations.

                 11. Defendant Richard Ieyoub (being sued in his official capacity) is a citizen and resident of the State of Louisiana, is the Attorney General of the State of Louisiana, and is charged with enforcing the laws of the State of Louisiana.

                 12. Defendant Larry L. Murray (being sued in his official capacity) is a citizen and resident of the State of Louisiana, is the Commissioner of Financial Institutions (the "Commissioner"), the administrative body charged with enforcement of the Control Share Statute.

                                THE TENDER OFFER

                 13. On June 23, 1997, plaintiff Resources announced that it was commencing a cash tender offer for a majority of the outstanding shares of Pennzoil stock that it and UPR do not already own. The Tender Offer will be made to all Pennzoil stockholders throughout the United States and elsewhere. The Tender Offer will constitute a major transaction in interstate commerce, representing a commitment in excess of $2 billion.





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                 14.      The Tender Offer will be advertised nationally by the
use of the financial press and by interstate mail and phone services. The
Tender Offer will be distributed to Pennzoil shareholders throughout the country and elsewhere by the use of the mails and other instrumentalities and facilities of interstate commerce.

                 15. The Tender Offer will be made in full compliance with federal laws and regulations governing tender offers -- the provisions of the Williams Act (embodied in Section 14(d) and 14(e) of the Exchange Act, 15 U.S.C. sections 78n(d), (e)), and the rules and regulations promulgated thereunder by the Securities and Exchange Commissions ("SEC"). In connection with the Tender Offer, a Schedule 14D-1 will be filed with the SEC pursuant to
Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder.

                                THE WILLIAMS ACT

                 16. The Williams Act was enacted by Congress to provide a comprehensive uniform national system regulating all aspects of interstate cash tender offers. In enacting the Williams Act, Congress recognized that tender offers serve beneficial economic functions by, among other things, providing investors with an opportunity to sell their shares at advantageous premiums over prevailing market prices.

                 17. The Williams Act reflects the intent of Congress that the success or failure of interstate tender offers for the shares of public corporations should be left to the free and informed investment judgment of the marketplace. Accordingly, the purpose of the Williams Act is not to defeat or discourage tender offers, but to establish even-handed regulation that favors neither the offeror nor the incumbent management of the target corporation.





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                 18.      It is also a purpose of the Williams Act to promote
informed decisions by shareholders concerning the desirability of a tender offer. Accordingly, the Williams Act requires that stockholders promptly be given all material information with respect to a tender offer so that they may make their investment decision in possession of full and complete information.

                 19. Pursuant to the authority vested in it by Section 23(a)(1), 15 U.S.C. section 78w(a)(1), and other provisions of the Exchange Act, the SEC has, from time to time, promulgated rules and regulations in furtherance of the comprehensive Congressional scheme embodied in the Williams Act and elsewhere in the Exchange Act.

                       THE LOUISIANA FOREIGN CORPORATION
                             CONTROL SHARE STATUTE

                 20. The Control Share Statute, by its terms, applies to any "issuing public corporation." As defined by the Control Share Statute, a corporation is an "issuing public corporation" if it (1) is a foreign corporation required to have a certificate of authority to transact business in Louisiana, and (2) has 100 or more shareholders; its principal place of business, principal office, or directly or through a subsidiary, substantial assets or real property within Louisiana; and (3) has one or more of the following: (a) more than 10% of its shareholders resident in Louisiana, (b) more than 10% of its shares owned by Louisiana residents, (c) 10,000 shareholders resident in Louisiana, or (d) 2,000 employees resident in Louisiana. La. R.S. section 12:140.11(4)(a).

                 21. Pursuant to La. R.S. section 12:140.12, if Pennzoil qualifies as an "issuing public corporation," its board of directors can adopt a bylaw making Pennzoil subject to the operative sections of the Control Share Statute (i.e., La. R.S.. sections 12:140.13 - 12:40.16).





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                 22.      The Control Share Statute purports to protect
shareholders against the supposedly negative effects of control changes by providing that a shareholder may be denied voting rights on any "control shares" it purchases unless the "disinterested" shareholders vote at a shareholder meeting to grant such voting rights. A shareholder acquires "control shares" whenever it acquires shares that, but for the operation of the Control Share Statute, would bring its voting power in the corporation to or above any of three thresholds: 20%, 33-1/3%, or 50%. La. R.S. section 12:140.11(1).

                 23. The special voting requirements of the Control Share Statute serve to deter takeover bids such as the Tender Offer and Merger because an offeror's ability to obtain control of the operations of the target corporation is divorced from its investment and depends exclusively upon its ability to win the support of a majority of the corporation's "disinterested" shareholders, who may own a minimal percentage of the company's total number of outstanding shares.

                 24. It is highly likely that defendants will attempt to invoke, apply or enforce the Control Share Statute with respect to shares purchased pursuant to the Tender Offer.

                                  FIRST CLAIM

                        (Control Share Statute Violates
                              the Commerce Clause)

                 25. Plaintiffs repeat and re-allege the preceding paragraphs of this Complaint as though fully set forth herein.

                 26. Pennzoil selected the State of Delaware, not Louisiana, as its state of incorporation. Even Delaware, Pennzoil's state of incorporation, may not regulate Pennzoil's





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internal affairs in such manner as to violate the Commerce Clause. It follows a fortiori that Louisiana may not regulate the internal affairs of a foreign corporation.

                 27.      Through the Control Share Statute, Louisiana:

                 (a) attempts to regulate the internal affairs of a foreign corporation;

                 (b) imposes barriers to the Tender Offer and Merger that extend beyond those imposed by Delaware law; and

                 (c) limits the voting rights of the shares of Pennzoil common stock which plaintiffs seek to acquire in a fashion inconsistent with the law of the State that created those voting rights.

                 28. In so doing, the Control Share Statute deprives Pennzoil shareholders throughout the country of the opportunity to sell their shares at a premium.

                 29. The Control Share Statute also serves to inhibit plaintiffs -- and, indeed, other potential bidders as well -- from making a nationwide tender offer to Pennzoil shareholders in Louisiana and in every other state of the country.

                 30. Louisiana has no legitimate state interest in regulating the internal affairs of foreign corporations in a manner which imposes the significant burdens on interstate commerce described above. As a result of these burdens, and in the absence of any legitimate state interest, the Control Share Statute violates the Commerce Clause of the United States Constitution.

                 31. Actual or threatened invocation or enforcement of the Control Share Statute will cause immediate, serious and irreparable injury to plaintiffs and to the shareholders of Pennzoil, none of whom has an adequate remedy at law.





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                  32.     Unless the relief requested with respect to the
enforcement of the Control Share Statute in their prayer for relief is granted, plaintiffs will be deprived of their federal right to engage in interstate commerce by making a tender offer in compliance with federal law governing such offers without being hindered or delayed by additional substantial burdens, such as those imposed by the Control Share Statute. In particular, plaintiffs will be forced to forego their right (guaranteed by federal law) to consummate an interstate tender offer for Pennzoil shares.

                 33. Delay also harms an offeror, whose offer may be frustrated, not through adverse action of the target's stockholders, as Congress contemplates, but through barriers erected by the target's management.

                 34. Absent the relief sought herein, plaintiffs also face substantial, immediate and irreparable injury in the following respects, among other:

                 (a) plaintiffs may be subjected to unnecessary and unreasonable delay which could prevent them from consummating the Tender Offer and Merger;

                 (b) the confusion, delay, and/or litigation resulting from any attempt to enforce the Control Share Statute will adversely affect their ability to finance or purchase shares;

                 (c) Pennzoil shareholders may be discouraged form accepting the Tender Offer because of uncertainty surrounding the Control Share Statute and any further proceedings arising in connection therewith;

                 (d) stockholders of Pennzoil residing throughout the United States will be deprived of the opportunity to sell their shares pursuant to the Tender Offer;





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                 (e) plaintiffs will be deterred and prevented from exercising their legal right to acquire Pennzoil stock, which will deprive plaintiffs of a significant business opportunity; and Pennzoil stockholders will be deprived of the external checks on management provided by the possibility of unsolicited acquisitions;

                 (f) Pennzoil stockholders will be deprived of the opportunity to receive a premium price for their Pennzoil stock;

                 (g) plaintiffs will be deprived of the full, unfettered rights attendant to beneficial ownership of a majority of the common shares of Pennzoil, including, among others, the rights to propose and to vote such shares in favor of a merger or consolidations or the disposition or other use of a substantial portion of the assets of Pennzoil; and

                 (h) the ability of plaintiffs to acquire, hold and exercise full rights of ownership of shares acquired in a nationwide tender offer and to vote these shares in all matters properly presented to stockholders of the company will be abridged.

                                  SECOND CLAIM

                 (Control Share Statute Violates Section 1983)

                 35. Plaintiffs repeat and re-allege each of the preceding paragraphs of this Complaint as though fully set forth herein.

                 36. The right of plaintiffs to proceed with the Tender Offer is a right and privilege secured to them by the Williams Act, the Commerce Clause, and other applicable federal law. Any attempt by defendants, or any of them, to interfere with this right, by invocation of the Control Share Statute or any regulations promulgated thereunder, would constitute a deprivation





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of such right under color of state law, thereby violating the Civil Rights Act of 1971, 42 U.S.C. section 1983.

                 37. Plaintiffs have no adequate remedy at law. In addition, unless preliminary and permanent injunctive relief is granted, Pennzoil shareholders who reside throughout the United States, including those residing in the State of Louisiana, may lose their right to sell their shares at a premium over market price pursuant to the Tender Offer.

                 WHEREFORE, Plaintiffs request that this Honorable Court enter judgment:

                 (i) declaring that the Control Share Statute is unconstitutional and of no force and effect on its face and as applied to the Tender Offer;

                 (ii) preliminarily and permanently enjoining defendants, their officers, directors, successors in office, agents, employees and all other persons acting in concert with them, or on their behalf, from attempting, directly or indirectly, to enforce the Control Share Statute against plaintiffs, their representatives or those acting on their behalf in connection with the Tender Offer and Merger, and from attempting to litigate issues relating to the Control Share Statute in any other forum;

                 (iii) enjoining defendants and their agents, servants, attorneys, assigns, successors, and all persons in active concert or participation with them, from commencing any judicial proceeding, against plaintiffs and/or any officer, director or employee of plaintiffs, in any forum other than in this Court that would require litigation by way of claim, defense or counterclaim of any other claims or issues that have been asserted in this action;

                 (iv) awarding plaintiffs their costs and disbursements, including their reasonable attorney's fees, incurred in this action; and





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                  (v) granting plaintiffs such other, further or different
relief as the Court may deem just and proper.

                                                    Respectfully submitted:

         201 St. Charles Avenue, Suite 3800

OF COUNSEL:                                         /s/ Henry A. King

                                                    HENRY A. KING, T.A., #7393
NESSER, KING & LEBLANC, L.L.P.                      TIMOTHY S. MADDEN, #21733

         New Orleans, Louisiana 70170
         Telephone: (504) 582-3800

                                                    Attorneys for Plaintiffs,
                                                    Union Pacific Resources
                                                    Group Inc. and Resources
                                                    Newco, Inc.

OF COUNSEL:

SKADDEN, ARPS, SLATE,
    MEAGHER & FLOM LLP
919 Third Avenue
New York, NY  10022
Telephone:  (212) 735-3000





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